Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People’s Republic of China 510627

September 28, 2012

VIA EDGAR
Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:         Tanke Biosciences Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed August 9, 2012
File No. 333-172240
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
Quarterly Report on Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 14, 2012
File No. 0-53529

Dear Mr. Schwall:

We are in receipt of your comment letter dated September 14, 2012 regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Amendment No. 6 to Registration Statement on Form S-1

General

1.	Please define terms, such as “New M&A Rules” at first reference.

Answer:	We have revised to define terms including “New M&A Rules” on page 2.

Prospectus Summary, page 1

Background and Key Events, page 1

Our Organizational Structure, page 5

2.
We note your disclosure at page 5 that other than Mr. Qiu, Golden Genesis does not have other stockholders.  However, this does not appear to be consistent with your disclosure at page 2 that Wong Kwai Ho owns 100% of the issued and outstanding shares of Golden Genesis.  Please revise.

Answer:
Wong Kwai Ho owns 100% of the issued and outstanding shares of Golden Genesis. The description on page 5 was a mistake. We have revised to state that other than Mr. Qiu, Golden Genesis does not have other directors or officers.

Risk Factors, page 7

Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents…, page 17

3.	Please revise your subheading to state that the risk affects you, your subsidiaries, Guangzhou Tanke, and your shareholders who are not PRC residents.

Answer:
We added the following to the subheading “After exercising their rights under the Call Option Agreement, the Tanke Shareholders will need to register with SAFE according to Circular 75. Circular 75 affects the Tanke Shareholders and does not apply to us, our subsidiaries including Guangzhou Tanke, or any shareholders who are not PRC residents.” As disclosed in the risk factor, there is no other risk related to us or our subsidiaries including Guangzhou Tanke.

4.
It appears that you have omitted words from the statement on page 17 that “the execution of the call option agreement alone shall not be deemed to own any shares in the Company.”   Please revise to clarify who will not be deemed to own shares in the company.

Answer:	We have revised the disclosure to state that Tanke Shareholders shall not be deemed to own any shares in the Company by executing the call option agreement alone.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 36

5.
We note your response to comment 15 in our letter dated May 18, 2012 and partially reissue the comment regarding the $3.6 million prepayment made to your suppliers during 2011.  Please describe the terms of the transactions underlying this item and the expected timeframe to utilize this prepayment.

Answer:
We have revised the disclosure to describe the terms of the transactions of the prepayment as follows:

During the 4th quarter of 2011, as material prices were on the verge of increasing substantially, the Company negotiated with key raw material suppliers to secure continuous supply and lower cost in the coming year.  Many of these arrangements require a prepayment or deposit of up to a year’s projection of purchases.  As we continue purchasing from these suppliers throughout the year, some prepayments are being used up but the majority of them require replenishments in order to lock in lower prices.  The Company is constantly monitoring the raw material pricing trends and in contact with the suppliers to make adjustments to the prepayment arrangements as necessary.

Financial Statements

6.	Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Answer:
We understand the financial statement updating requirements per Rule 8-08 of Regulation S-X and we have included our financial statements for the period ended June 30, 2012 and updated the Management’s Discussion and Analysis section in this registration statement.

Exhibits

7.
We note your references in your registration statement to an opinion from Martin Hu & Partners, dated January 4, 2011.  Please file such opinion as an exhibit to your registration statement, as well as a related consent from counsel.

Answer:	We have filed the January 4, 2011 opinion and the related consent letter as exhibits to this registration statement.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A – Controls and Procedures, page 47

Evaluation of Disclosure Controls and Procedures, page 47

8.
We note your response to comment 20 in our letter dated May 18, 2012.  We also note that you have identified material weaknesses such as (1) lack of controls designed or implemented over financial reporting process as well as lack of qualified staff to effectively carry out the activities over financial reporting process, (2) incomplete and inappropriate accounting records keeping, and (3) lack of U.S. GAAP expertise to identify and assess unusual or complex accounting transactions.  Please explain how you considered the effect of these material weaknesses on your disclosure controls and procedures.  As part of your response, please consider the full definition of “disclosure controls and procedures” per Exchange Act Rule 13a-15(e).

Answer:
During our assessment of disclosure controls and procedures in connection with the filing of our Form 10-K for the year ended December 31, 2011, we interpreted disclosure controls to mean the timely delivery of information to management. As stated in Rule 13a-15(2)(e) disclosure controls provide that “information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management… to allow timely decisions regarding required disclosure.”  We made a distinction between delivery of information to decision makers, and the actual decisions and financial reporting covered by internal control over financial reporting. We have subsequently changed the way we view disclosure controls and procedures to act more as an integrated system of controls with our internal control over financial reporting, and we will be incorporating this new interpretation into our future filings. See our response to Comment 9 below.

Management’s Annual Report on Internal Control over Financial Reporting, page 47

9.	We note your response to comment 21 in our letter dated May 18, 2012 and reissue such comment. Please revise your filing to comply with the requirements under Item 308 of Regulation S-K.

Answer:
We will modify our disclosure in future filings to be:

The Company has established disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

As of September 30, 2012, our management carried out an evaluation of the effectiveness of our disclosure controls and procedures  using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Such evaluation was under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer.

Based on that assessment, management identified material weaknesses in our disclosure controls and procedures related to the maintenance of our books and records in accordance with GAAP used in the Peoples’ Republic of China, and the conversion of those books and records to GAAP used in the United States of America. Specifically, the material weaknesses related to (1) our process for periodic financial reporting, including documentation of procedures and timely review of financial reports and statements, particularly as it relates to the conversion from Chinese to US GAAP, (2) adequate qualified staff necessary to effectively apply the process, and (3) methods and practices employed to report unusual transactions such as our reverse merger. A material weakness is a control deficiency, or combination of control deficiencies such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Based on this assessment, management concluded that the Company's disclosure controls and procedures were not effective as of September 30, 2012. Our management has discussed the material weakness described above with our audit committee.

In an effort to remediate the identified material weaknesses, we have hired a new Chief Financial Officer. We also plan to document our process and procedures governing our internal reporting. Furthermore, we plan to implement additional changes to our internal control over financial reporting, including (1) timely review of reports prior to issuance, (2) a re-evaluation of our staffing needs, and (3) analysis of unusual transactions as they are occurring to allow adequate time for multiple levels of review. Our intent in this regard is that our disclosure controls and our internal controls will improve as systems change and conditions warrant.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Item 4 – Controls and Procedures, page 28

10.
Please amend your filing to include the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of June 30, 2012.  Refer to Item 307 of Regulation S-K.  This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2012.

Answer:	We will modify future filings to reflect the conclusion of management regarding our assessment of disclosure controls and procedures. See our new language in the response to Comment 9 above.

The company acknowledging that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Tanke Biosciences Corporation

By: /s/ Guixiong Qiu_________
Name: Guixiong Qiu
Title: Chief Executive Officer